Analyst coverage

Institution	Analyst
AIR Control Tower	Neil Glynn
Bank of America	Rogerio Araujo
Banorte	José Espitia
Barclays	Pablo Monsivais
Bradesco	Victor Mizusaki
BBVA	Pablo Abraham
BTG Pactual	Lucas Marquiori
Citi	Stephen Trent
Cowen	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore	Duane Pfennigwerth
Goldman Sachs	Bruno Amorim
HSBC	Cenk Orçan
Intercam	José María de las Rivas
J.P.Morgan	Guilherme Mendes
UBS	Alberto Valerio
Santander	Pablo Ricalde
Signum Research	Armando Rodríguez
Vector	Marco Antonio Montañez

1

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Annex - Financial derivate instruments

1)	Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team which identifies and evaluates the exposure to different financial risks, it is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy in place and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The Hedging Policy, as well as its processes are approved by different administrative entities according to the Corporate Governance. The Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by certain committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits as well as a Corporate Governance.

The Hedging Policy holds a conservative position regarding derivative financial instruments, since it only allows the company to enter into positions that are correlated with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). The Company’s objective is to apply hedge accounting treatment to all derivative financial instruments.

Volaris aims to transfer a portion of market risk to its financial counterparties through the use of derivative financial instruments, described as follows:

1.	Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers are linked to the market price index of the underlying asset; therefore, it is exposed to an increase in such price. Volaris enters into derivative financial instruments to hedge against significant increases in the fuel price. The instruments are traded on over the counter (“OTC”) markets, with approved counterparties and within limits specified on the Hedging Policy. Asian financial instruments used by the Company, compensate the fluctuations in a more precise way, as the payment takes the average of the price of the underlying asset provided by Volaris' main fuel supplier. As of the date of this report, Volaris does not have fuel derivative financial instruments.

2.	Foreign currency risk: The Company's exposure to foreign currency risk in exchange rates is mainly related to its operating activities (that is, when income or expenses are denominated in another currency other than the functional currency of the Company). The majority of this exposure is related to payments and / or denominated in Mexican pesos. As of the date of presentation of this report, Volaris does not have foreign exchange derivative financial instruments.

3.	Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s debt obligations and operating lease with floating interest rates. The Company enters into derivative financial instruments in order to hedge a portion of such exposure, for which it uses interest rate swaps and options. These instruments are recognized as hedge accounting within the caption of the primary hedged position. As of the date of this report, the Company holds interest rate CAPs with TIIE 28 as underlying for the Asset Back Trust Notes.

Derivative financial instruments may require the granting of certain amounts as collateral over the portion of the loss not settled before maturity. The amount of collateral delivered in pledge, is recorded as part of “guarantee deposits”. It is assessed reviewed and adjusted accordingly daily based on the fair value of the derivative financial instrument position.

2

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of default on any of them are not foreseen. As of September 30, 2023, the Company has 8 ISDAs in place with different financial institutions and no activity was registered during the third quarter 2023.

The Company only operates with financial counterparties with which it has an ISDA contract, except for the Asset Back Trust Notes CAPs. Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. The contracting of derivative financial instruments is distributed among the different counterparties with the purpose of avoiding that their exposure falls on a single counterparty and making more efficient the use of the financial conditions of the different CSA, thus minimizing the potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented at the ISDAs whereby Volaris operates. The Company uses the valuations provided by the financial institutions of each derivative financial instrument. That fair value is compared with internally developed valuation techniques which use valid and recognized methodologies through which the fair value of derivative financial instruments is estimated based on the prices and variables quoted in the market of the assets of reference using Bloomberg as the main source of information.

In accordance with International Financial Reporting Standards ("IFRS"), the Company elaborate its financial statements; Volaris performs prospective effectiveness tests, as well as hedging records in which derivative financial instruments are classified in accordance with the type of underlying asset (monitored and updated constantly). As of the date of presentation of this report, all the Company's derivative financial instruments are considered effective and therefore classified to be recorded under hedge accounting assumptions.

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments.

The contracting of derivative financial instruments is distributed among the various counterparties with which the Company has signed a CSA, with the purpose of making the use of financial conditions more efficient; with the above, it manages to avoid that the exposure falls on a single counterparty. In the same way, different instruments and maturities are used to minimize potential margin calls. If the measures mentioned before were not sufficient, the Company has internal resources to meet the requirements related to derivative financial instruments.

4)	Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The activities of the Company are exposed to different financial risks, among which the risk of fluctuations in the price of fuel, the risk of fluctuations in exchange rates and the risk of variations in market interest rates stand out. During the third quarter of 2023, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

5)	Quantitative information

As of the date of this report, all the derivative financial instruments held by the Company qualified as hedge accounting; for this reason, the changes in their fair value will only be the result of changes in the price levels of the underlying asset, and it will not modify the objective of the hedge for which it was initially entered for.

3

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

List of accounting policies

Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements, which include the condensed consolidated statements of financial position as of September 30, 2023 (unaudited) and December 31, 2022 (audited) and the condensed consolidated statements of operations, comprehensive income, for the three and nine month period ended September 30, 2023 and 2022 (unaudited), changes in equity and cash flows for the nine months ended September 30, 2023 and 2022 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2022, and 2021 (audited).

Items included in the unaudited condensed consolidated interim financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The functional currency of Company and its subsidiary Concesionaria is the US dollar. The presentation currency of the Company’s unaudited condensed consolidated interim financial statements is the US dollar. All values in the unaudited condensed consolidated interim financial statements are rounded to the nearest thousand (US$000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these financial statements and provide comparative information in respect of the previous period.

Basis of measurement and presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value.

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

4

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

a)	Basis of consolidation

The accompanying unaudited condensed consolidated interim financial statements comprise the financial statements of the Company and its subsidiaries. On September 30, 2023 (unaudited) and December 31, 2022 (audited), for accounting purposes the companies included in the unaudited condensed consolidated interim financial statements are as follows:

Name	Principal Activities	Country	% Equity interest
			September 30, 2023	December 31 2022
Concesionaria Vuela Compañía de Aviación S.A. P. I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”)	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Rendering specialized services to its affiliates	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Rendering specialized services to its affiliates	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) *	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso 1710 (1)	Pre-delivery payments financing	Mexico	-	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso 1711 (2)	Pre-delivery payments financing	Mexico	-	100%
Fideicomiso Irrevocable de Administración número F/307750 “Administrative Trust” **	Share administration trust	Mexico	-	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3853 (3)	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3855 (4)	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3866 (4)	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3867 (5)	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S. A, Institución de Banca Múltiple, Fideicomiso CIB/3921 (6)	Pre-delivery payments financing	Mexico	100%	100%

*The Companies have not started operations.

**The Trust was terminated on August 9, 2022.

(1)	With effect from January 20, 2023, the Trust 1710 was extinguished.
(2)	With effect from January 20, 2023, the Trust 1711 was extinguished.
(3)	With effect from June 8, 2022, the trust was constituted.
(4)	With effect from April 1st, 2022, the trusts were constituted.
(5)	With effect from April 13, 2022, the trust was constituted.
(6)	With effect from July 21, 2022, the trust was constituted.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

5

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).
(ii)	Exposure, or rights, to variable returns from its involvement with the investee.
(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.
(ii)	Rights arising from other contractual arrangements, and
(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the condensed consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full on consolidation in the condensed consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into US dollar at the exchange rates prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

b)	Revenue recognition

Passenger revenues

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue” and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenue and the unearned transportation revenue is reduced by the same amount. All the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

The Company also classifies as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided.

6

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The Company sells certain tickets with connecting flights with one or more segments operated by its other airline partner. For segments operated by its other airline partner, the Company has determined that it is acting as an agent on behalf of the other airline as is responsible for its portion of the contract (i.e., transportation of the passenger). The Company, as the agent, recognizes revenue within other operating revenue at the time of the travel, for the net amount retained by the Company for any segments flown by other airline.

Non-passenger revenues

The most significant non-passenger revenues include revenues generated from: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of trip insurance, rental cars and advertising spaces to third parties. They as well as cargo services are recognized as revenue at the time the service is provided.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers. No changes were identified under this analysis as the Company is agent for those services provided by third parties.

Code-share agreement

On January 16, 2018, the Company and Frontier Airlines (herein after Frontier) entered into a code-share operations agreement, which started operations in September 2018.

Through this alliance, the Company´s customers gain access to additional cities in the U.S. beyond the current available destinations as the Company’s customers are able to buy a ticket throughout any of Frontier’s actual destinations; and Frontier customers gain first-time access to new destinations in Mexico through Volaris presence in Mexican airports.

Code-share tickets can be purchased directly from the Volaris’ website. The airline that provides the transportation recognize the revenue when the service is provided to the customer.

Other considerations analyzed as part of revenue from contracts with customers

All revenues offered by the Company including sales of tickets for future flights, other passenger related services and non-passenger revenue must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronic transactions. The Company does not incur any additional costs to obtain and fulfill a contract that is eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours. The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses, or other variable considerations subsequent to the purchase that could modify the amount of the transaction price.

The Company´s tickets are non-refundable. However, if the Company cancels a flight for causes attributable to the airline, including as a result of the COVID-19 pandemic, then the passenger is entitled to either move their flight at no cost, receive a refund or a voucher. No revenue is recognized until either the COVID-19 voucher is redeemed, and the associate flight occurs, or the voucher expires. When vouchers issued exceed the amount of the original amount paid by the passenger the excess is recorded as reduction of the operating revenues. All of the Company´s revenues related to future services are rendered through an approximate period of 12 months.

7

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

c)	Cash, cash equivalents and restricted cash

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date. For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. These credit card processing agreements do not have significant cash reserve requirements.

Restricted cash are used to constitute the debt service reserves and cannot be used for purposes other than those established.

d)	Investments

Short-term investments consist of fixed-term bank deposits with a maturity of more than three but less than twelve months. Management determines the appropriate classification of investments at the time of acquisition and evaluates if any changes exist as of the financial statement presentation date.

e)	Financial instruments initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

i) Financial assets

Initial recognition

Classification of financial assets and initial recognition

The Company determines the classification and measurement of financial assets, in accordance with the categories in IFRS 9, which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at fair value through profit and losses (“FVTPL”), whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset. All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.	Financial assets at fair value through other comprehensive income (“OCI”) with recycling of cumulative gains and losses.

8

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii) Impairment of financial assets

The Company assesses at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is credit - impaired. A financial asset is credit- impaired when one or more events have occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence that a financial asset is credit - impaired may of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults. Further disclosures related to impairment of financial assets are also provided.

For trade receivables, the Company applies a simplified approach in calculating Expected Credit Losses (ECLs). Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, including loans and borrowings, accounts payables to suppliers, unearned transportation revenue, other accounts payable and financial instruments.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

9

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Financial liabilities at amortized cost

Accounts payable, are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

Loans and borrowings are the category most relevant to the Company. After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the Effective Interest Rate method (EIR). Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and
(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

f)	Other accounts receivable

Other accounts receivable are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

g)	Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined based on the method of specific identification and expensed when used in operations. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. The cost of inventories is determined based on the specific identification method and is recorded as an expense as it is used in operations.

10

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

h)	Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately measured at cost and amortized over the period in which it will generate benefits on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

Acquired software cost is amortized on a straight-line basis over its useful life. Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight–line basis over the term of the contract. Amortization expense is recognized in the consolidated statements of operations.

i)	Assets held for sale

Assets held for sale, formerly non-current assets or groups of assets that are expected to be sold within the next twelve months are measured at the lower of their carrying amount at the time they are reclassified and fair value less sell costs. Fair value less sell costs is derived from recent market transactions, if available.

j)	Guarantee deposits

Guarantee deposits primarily include of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Deposits for flight equipment maintenance paid to lessors

Most of the Company's lease contracts stipulate the obligation to pay maintenance deposits to aircraft lessors, in order to guarantee major maintenance work.

These lease agreements establish that maintenance deposits are reimbursable to the Company at the time the major maintenance event is concluded for an amount equal to: (i) the maintenance deposit held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all major maintenance deposits are generally calculated based on the use of leased aircraft and engines (flight hours or operating cycles). The sole purpose of these deposits is to guarantee to the lessor the execution of maintenance work on the aircraft and engines.

11

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Maintenance deposits that the Company expects to recover from lessors are presented as security deposits in the consolidated statement of financial position.

According to the term of the lease, in each contract it is evaluated whether major maintenance of the leased aircraft and engines is expected to be carried out. In the event that major maintenance is not expected to be performed on its own account, the deposit is recorded as a variable lease payment, since it represents part of the use of the leased goods and is determined based on time or flight cycles.

When modifications are made to the lease agreements that entail an extension of the lease term, the maintenance deposits which had been recorded previously as variable lease payments can be converted into recoverable deposits and presented as recoverable assets, at the modification date.

Certain other aircraft lease agreements do not require the obligation to pay maintenance deposits in advance to lessors to guarantee important maintenance activities; therefore, the Company does not record or make payments for guarantee deposits with respect to these aircrafts. However, some of these lease agreements include the obligation to make maintenance adjustment payments to lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be performed before the termination of the lease; for such agreements, the Company accumulates a liability related to the amount of the costs that will be incurred at the end of the lease, since no maintenance deposits have been made.

k)	Aircraft and engine maintenance

The Company is required to conduct various levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates utilization.

Fleet maintenance requirements may include preventive maintenance tasks and specific manufacturers recommendations, for example, component checks, monthly checks, airframe and systems checks, periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided mainly into three general categories: (i) routine line maintenance, (ii) major maintenance and (iii) component service.

(i) Routine line maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. These type of maintenance events are normally performed by Company mechanics and are primarily completed at the main airports that the Company currently serves, supported by sub-contracted companies.

Other maintenance activities are sub-contracted to qualified maintenance business partners, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can typically take from 6 to 12 days to accomplish and are required between every 24 or 36 months, such as 24-month checks and C checks. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance for the aircraft consists of a series of more complex tasks, including structural checks for the airframe, that can take up to six weeks to accomplish and typically are required every six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance, major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated time of usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil- AFAC) mandate maintenance intervals and average removal times as suggested by the manufacturer.

12

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

(iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft components for the Company’s fleet when they are required. It also provides aircraft components that are included in the redelivery conditions of the contract (hard time) with a fixed priced at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement (component repair agreement), that guarantees a cost for the engines shop visits, provides miscellaneous engines coverage, supports the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants credit for certain scrapped components. The cost associated with the miscellaneous engines’ coverage is recorded monthly as incurred in the consolidated statements of operations.

l)	Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant components with different useful lives; therefore, they are accounted for as separate items of spare engine parts (major components).

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft. The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:

Annual depreciation rate
Flight equipment	4.0-16.7%
Constructions and improvements	Remaining contractual lease term
Computer equipment	25%
Workshop tools	33.3%
Electric power equipment	10%
Communications equipment	10%
Workshop machinery and equipment	10%
Motorized transport equipment platform	25%
Service carts on board	20%
Office furniture and equipment	10%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives of these assets and any changes are accounted for prospectively.

The Company identified one Cash Generating Unit (CGU), which includes the entire aircraft fleet and flight equipment. The Company assesses at each reporting date, whether there is objective evidence that rotable spare parts, furniture and equipment and right of use asset are impaired in the CGU. The Company records impairment charges on rotable spare parts, furniture and equipment and right of use assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

13

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

m)	Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in U.S. dollars, which is the presentation and functional currency of the parent company and it subsidiaries. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”).

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies different from its functional currency are translated into their functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.
•	All monetary assets and liabilities are translated into the functional currency at the exchange rate at the consolidated statement of financial reporting date.
•	All non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.
•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made, and the profits were generated.
•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency functional translation are recognized in the consolidated statements of operations.

The Company's consolidated financial statements are presented in U.S. dollars. Assets and liabilities from foreign subsidiaries are converted from the functional currency to the presentation currency at the exchange rate on the reporting date; revenues and expenses are translated at each month during the year at the monthly average exchange rate.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI.

n)	Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

o)	Employee benefits

i) Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

14

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

ii) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

iii) Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2022. Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium, these countries have Post- Employee Benefits.

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

The Company has a short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment.

v) Long-term incentive plan (“LTIP”) and long-term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Share based payment”.

15

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees. The cost of equity-settled transactions is recognized in the statement of operations, together with a corresponding increase in treasury shares, over the period in which the performance and/or service conditions are fulfilled.

During 2022, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensation granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vi) Share-based payments

a) LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period.

The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

The cost of the SARs plan is measured initially at fair value at the grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. Similar to the equity settled awards described above, the valuation of cash settled award also requires using similar inputs, as appropriate.

b) Management incentive plan (“MIP”)

- MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period. The total cost of this plan has been totally recognized during the required service period.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

16

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

c) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS “Share based payment”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a five-year period, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

vii) Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The Mexican Federal Labor Law (“MFLL”) establishes a limit for employee profit sharing payment, up to three months of the employee´s current salary or the average employee profit sharing received by the employee in the previous three years. Subsidiaries in Central America do not have such profit-sharing benefit, as it is not required by local regulations.

p)	Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities for payments to be made under the lease term and right-of-use assets representing the right to use the underlying assets.

i.	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset to the condition required by the terms and conditions of the lease, and lease payments made at or before the commencement date less any lease incentives received.

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remining lease term and the estimated useful lives of the assets, as follows:

Aircraft and engines	up to 18 years
Spare engines	up to 18 years
Buildings leases	up to ten years
Maintenance component	up to eight years

ii.	Lease Liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

17

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

The short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

As of September 30, 2023, and December 31, 2022, there were no impairment charges recorded in respect of the right-of-use assets.

iii.	Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

The Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Company recognizes in the Consolidated Statement of Operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the lease are not at market rates, then the Company adjusts the difference to measure the sale proceeds at fair value and accounts for any below-market terms as a prepayment of lease payments and any above market terms as additional financing provided by the buyer-lessor to the seller-lessee.

First, the sale and leaseback transactions are analyzed within the scope of IFRS 15 - Revenue from Contracts with Customers, in order to verify whether the performance obligation has been satisfied and, therefore, are accounted for the sale of the asset. If this requirement is not met, it is a financing with the asset given as collateral. If the requirements related to the performance obligation established in IFRS 15 are met, the Company measures an asset for right of use that arises from the sale transaction with subsequent lease in proportion to the book value of the asset related to the right-of-use assets retained by the Company. Consequently, only the gains or losses related to the rights transferred to the lessor-buyer are recognized.

q)	Return obligations

The aircraft lease agreements of the Company also require that the aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated, and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable lease expenses and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to aircraft components and engines using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. This provision is made in relation to the present value of the expected future costs of meeting the return conditions.

r)	Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

18

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

s)	Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

19

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Income taxes are computed based on tax laws approved in Mexico, Costa Rica, Guatemala and El Salvador at the date of the consolidated statement of financial position.

The IFRIC Interpretation 23 Uncertainty over Income Tax Treatment addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately.
•	The assumptions an entity makes about the examination of tax treatments by taxation authorities.
•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
•	How an entity considers changes in facts and circumstances.

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it assessed whether the Interpretation had an impact on its consolidated financial statements.

Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions, particularly those relating to transfer pricing. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing studies, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities. As of September 30, 2023 and December 31, 2022 the Interpretation did not have an impact on the consolidated financial statements of the Company.

t)	Derivative and non-derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments and non-derivative financial instrument.

In accordance with IFRS 9, derivative financial instruments and non-derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

20

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings. During the years ended September 30, 2023 and December 31, 2022, the Company did not recognize an ineffective portion with respect to derivative financial instruments.

The realized gain or loss of derivative financial instruments and non-derivative financial instruments that qualify as CFH are recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9, which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility).The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also are recognized in income.

u)	Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

v)	Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital. Share-based payment options exercised during the reporting period were settled with treasury shares.

w)	Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America, Central America and South America).

x)	Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

21

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Notes - List of notes

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Condensed Consolidated Financial Statements

As of September 30, 2023 and 2022

(In thousands of U.S. dollars, except when indicated otherwise)

Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”), was incorporated in Mexico in accordance with Mexican laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City, 01210.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican infrastructure, Communications and Transportation Ministry (Secretaría de Infrestructura Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years. On February 24, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. Concesionaria operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V..

On September 23, 2013, the Company completed its dual listing Initial Public Offering on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On December 11, 2020, the Company announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of US$11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rica Civil Aviation Authority an Air Operator Certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 20, 2021, Volaris Costa Rica´s Air Operator Certificate was renewed, modified and extended for an additional 15- years term. Volaris Costa Rica started operations on December 1st, 2016.

22

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

On August 25, 2021, the Company through its subsidiary Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”) obtained from the El Salvadorian Civil Aviation Authority an Operation Permit, for scheduled and non-scheduled international public air transportation services for passengers, cargo and mail valid until May 30, 2024. Volaris El Salvador started operations on September 15, 2021.

On June 20, 2019, Concesionaria, issued fifteen million (15,000,000) asset backed trust notes (Certificados Bursátiles Fiduciarios; the “Trust Notes”), under the ticker symbol VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos (US$78.5 million, based on an exchange rate of Ps.19.10 to US$1 on June 20, 2019) by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$157.1 million, based on an exchange rate of Ps.19.10 to US$1 on June 20, 2019). The Trust Notes are backed by future receivables under agreements entered into with credit card processors with respect to funds received from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit cards VISA and Mastercard, via the Company’s website, mobile app and travel agencies. The Trust Notes were listed on the Mexican Stock Exchange, have a maturity of five years and will pay an interest rate of Tasa de Interes Interbancaria de Equilibrio (“TIIE”) 28 plus 175 basis points.

On October 13, 2021, “Concesionaria”, completed the issuance of fifteen million (15,000,000) of asset backed trust notes (Certificados Bursátiles Fiduciarios) (the “Trust Notes”) issued under the ticker VOLARCB 21L for an amount of Ps.1.5 billion Mexican pesos (US$72.1 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021), issued by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria, in the second offering under the program authorized by the Mexican National Banking and Securities Commission for an amount of up to Ps.3.0 billion (three billion pesos 00/100 national currency) (US$144.2 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021). The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA) and has Sustainability Objectives (SPT) for the Key Performance Indicator (KPI), to reduce carbon dioxide emissions from Volaris’ operations, measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% gCO2/RPK by 2030 vs 2015.

On December 20, 2021, one of the Company´s shareholders concluded the conversion of 30,538,000 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

The accompanying unaudited condensed consolidated interim financial statements and notes were approved for issuance by the Company’s Chief Executive Officer, Enrique J. Beltranena Mejicano, and the Chief Financial Officer, Jaime E. Pous Fernández, on October 18, 2023 and subsequent events were considered through that date.

Relevant events

The Mexican Aviation Authority recovers category 1 in operation safety

On September 14, 2023, the Company reported that the U.S. Department of Transportation’s Federal Aviation Administration of the United States of America (FAA) determined that the operational safety oversight applied by the Mexican Federal Civil Aviation Authority (AFAC) adheres to the safety standards of the International Civil Aviation Organization (ICAO), there by recovering Category 1 in operational safety.

23

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Offering of asset backed trust notes under the ticker VOLARCB 23

On September 28, 2023 “Concesionaria” completed the offering of 15,000,000 (fifteen million) asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes “) in Mexico under the ticker VOLARCB 23 for an amount of Ps.1.5 billion Mexican pesos (US$85.8 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023) by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., in the third offering under the program authorized and enlarged by the Mexican National Banking and Securities Commission for an amount of up to Ps.5.0 billion Mexican pesos (US$286.2 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023). The Trust Notes will be backed by future collection rights under agreements entered into with credit card processors regarding flows derived from the sale of airline tickets and other related services through VISA and Mastercard credit cards, through their internet portal, travel agencies, call centers and sales offices. The Trust Notes were rated "HR AA+ (E)" and "AA+/M(e)" by the rating agencies HR Ratings de México, S.A. de C.V. and Verum Calificadora de Valores, S.A.P.I. de C.V., respectively, and will have a maturity term of five years. The underwriters were Casa de Bolsa BBVA México, S.A. de C.V., Grupo Financiero BBVA México and Actinver Casa de Bolsa, S.A. de C.V., Grupo Financiero Actinver.

Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements, which include the condensed consolidated statements of financial position as of September 30, 2023 (unaudited) and December 31, 2022 (audited) and the condensed consolidated statements of operations, comprehensive income, for the three and nine months period ended September 30, 2023 and 2022 (unaudited), changes in equity and cash flows for the nine months period ended September 30, 2023 and 2022 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies as in preparing the annual financial statements, with the exceptions explained below.

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2022, and 2021 (audited).

Items included in the unaudited condensed consolidated interim financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The functional currency of Company and its subsidiary Concesionaria is the US dollar. The presentation currency of the Company’s unaudited condensed consolidated interim financial statements is the US dollar. All values in the unaudited condensed consolidated interim financial statements are rounded to the nearest thousand (US$000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these financial statements and has provided comparative information for the previous period.

Basis of measurement and presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value.

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

24

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

a)	Basis of consolidation

The accompanying unaudited condensed consolidated interim financial statements comprise the financial statements of the Company and its subsidiaries. On September 30, 2023 (unaudited) and December 31, 2022 (audited), for accounting purposes the companies included in the unaudited condensed consolidated interim financial statements are as follows:

Name	Principal Activities	Country	% Equity interest
			September 30, 2023	December 31 2022
Concesionaria Vuela Compañía de Aviación S.A. P. I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”)	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Rendering specialized services to its affiliates	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Rendering specialized services to its affiliates	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) *	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso 1710 (1)	Pre-delivery payments financing	Mexico	-	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso 1711 (2)	Pre-delivery payments financing	Mexico	-	100%
Fideicomiso Irrevocable de Administración número F/307750 “Administrative Trust” **	Share administration trust	Mexico	-	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor and administrator	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3853 (3)	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3855 (4)	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3866 (4)	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3867 (5)	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S. A, Institución de Banca Múltiple, Fideicomiso CIB/3921 (6)	Pre-delivery payments financing	Mexico	100%	100%

*The Companies have not started operations.

**The Trust was terminated on August 9, 2022.

(1)	With effect from January 20, 2023, the Trust 1710 was extinguished.
(2)	With effect from January 20, 2023, the Trust 1711 was extinguished.
(3)	With effect from June 8, 2022, the trust was constituted.
(4)	With effect from April 1st, 2022, the trusts were constituted.
(5)	With effect from April 13, 2022, the trust was constituted.
(6)	With effect from July 21, 2022, the trust was constituted.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

25

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).
(ii)	Exposure, or rights, to variable returns from its involvement with the investee.
(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.
(ii)	Rights arising from other contractual arrangements, and
(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the condensed consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full on consolidation in the condensed consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into US dollar at the exchange rates prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

Impact of new International Financial Reporting Standards

New and amended standards and interpretations already effective

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company´s annual consolidated financial statements for the year ended 31 December 2022, except for the adoption of new standards effective as of 1 January 2023.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2023, but do not have an impact on the interim condensed consolidated financial statements of the Company.

The nature and the effect of these changes are disclosed below:

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 Insurance Contracts that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features; a few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. IFRS 17 is based on a general model, supplemented by:

26

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

•	A specific adaptation for contracts with direct participation features (the variable fee approach).
•	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

IFRS 17 is effective for reporting periods beginning on or after 1 January 2023, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17.

As of September 30, 2023, this standard did not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement.
•	That a right to defer must exist at the end of the reporting period.
•	That classification is unaffected by the likelihood that an entity will exercise its deferral right.
•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1st, 2023, and must be applied retrospectively.

As of September 30, 2023, these amendments did not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after January 1st, 2023, with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

As of September 30, 2023, these amendments did not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

Definition of Accounting Estimates – Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

27

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The amendments are effective for annual reporting periods beginning on or after January 1st, 2023, and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.

As of September 30, 2023, these amendments did not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendment is effective for annual reporting periods beginning on January 1st, 2023, and should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

• Right-of-use assets and lease liabilities, and

• Decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related assets.

The cumulative effect of recognizing these adjustments is recognized in retained earnings, or another component of equity, as appropriate.

IAS 12 did not previously address how to account for the tax effects of on-balance sheet leases and similar transactions and various approaches were considered acceptable.

At the date of adoption of IFRS 16, the Company applied the criterion of recognizing the deferred assets and liabilities associated with the lease liability and the right of use, which is consistent with this amendment to IAS 12, and therefore this will not generate effects in the Company.

Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September, and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

Financial instruments and risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemmed from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk.

28

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes. The sources of these financial risk exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions.

These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Since adverse movements erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures, there is a need for value preservation, by transforming the profiles of these fair value exposures. The Company has a Finance and Risk Management department, which identifies and measures financial risk exposures, in order to design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the corporate governance level for approval.

Market risk

a)	Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact in the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months period ended September 30, 2023 and 2022 represented 39% and 48% of the Company’s operating expenses, respectively. Additionally, aircraft jet fuel consumed in the nine months ended September 30, 2023 and 2022 represented 39% and 47% of the Company’s operating expenses, respectively.

For the three months period ended September 30, 2023 and 2022, the Company did not enter into derivative financial instruments to hedge jet fuel.

In accordance with IFRS 9 the Company separates the intrinsic value from the extrinsic value of an option contract; as such, the change in the intrinsic value can be designated as hedge accounting. Because extrinsic value (time and volatility values) of the Asian call options is related to a “transaction related hedged item”, it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item matures and therefore impacts profit and loss.

The underlying (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial “Asian call options and Zero-Cost collars”.

29

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

b)	Foreign currency risk

The US dollar is the functional currency of Controladora and its main subsidiary Concesionaria, a significant portion of its operating expenses are denominated in U.S. dollar; thus, the Company relies on sustained U.S. dollar cash flows coming from operations in the United States of America, Central America and South America to support part of its commitments in such currency.

Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments and non-derivative financial instruments.

Company’s expenditures, particularly those related to aircraft leasing and acquisition, are denominated in U.S. dollar. In addition, although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican peso /U.S. dollar exchange rate.

The summary of quantitative data about the Company’s exposure to currency risk as of September 30, 2023 is as set forth below:

		Mexican Pesos		Others*
Assets:	(In thousands of U.S. dollars)
Cash, cash equivalents and restricted cash	US$	131,088	US$	14,200
Other accounts receivable, net		50,092		29,180
Guarantee deposits		26,534		484
Derivative Financial instruments		1,676		-
Total assets	US$	209,390	US$	43,864

Liabilities:
Financial debt	US$	189,930	US$	-
Lease liabilities		16,918		82
Suppliers		148,996		1,815
Other liabilities		95,981		2,045
Total liabilities	US$	451,825	US$	3,942
Net foreign currency position	US$	(242,435)	US$	39,922

*The foreign exchange exposure includes: Colones, Quetzales and Colombian Pesos.

At October 18, 2023, date of issuance of these unaudited condensed consolidated financial statements, the exchange rate was Ps.17.9568 per U.S. dollar.

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2022 is as set forth below:

		Mexican Pesos		Others*
Assets:	(In thousands of U.S. dollars)
Cash, cash equivalents and restricted cash	US$	39,962	US$	6,129
Other accounts receivable, net		66,254		12,595
Guarantee deposits		23,981		252
Derivative Financial instruments		1,585		-
Total assets	US$	131,782	US$	18,976

Liabilities:
Financial debt	US$	133,837	US$	-
Lease liabilities		17,003		103
Suppliers		124,374		1,496
Other liabilities		81,378		1,277
Total liabilities	US$	356,592	US$	2,876
Net foreign currency position	US$	(224,810)	US$	16,100

*The foreign exchange exposure includes: Colones, Quetzales and Colombian Pesos.

30

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Company initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Company determines the transaction date for each payment or receipt of advance consideration.

As of September 30, 2023 and December 31, 2022, the Company did not enter into foreign exchange rate derivatives financial instruments.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”) and the Secured Overnight Financing Rate (“SOFR”).

For the replacement of the rate USD LIBOR by the Secured Overnight Financing Rate (“SOFR”) the company is taking the necessary measures to adopt the new benchmark rates. Although rate USD LIBOR was planned to be discontinued by the end of 2021, in November 2020 the ICE Benchmark Administration (“IBA”), the FCA-regulated and authorized administrator of LIBOR, announced that it had started to consult on its intention to cease the publication of certain rate USD LIBORs after June 2023. In early 2022 as announced by the FCA, the panel bank submissions for rate USD LIBOR will cease in mid-2023. As of December 31, 2022 all our US dollar financing facilities are referenced to SOFR. All credits signed during 2022 are referenced to SOFR.

The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing agreement, it may be designated as a CFH and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in the consolidated statements of operations.

During July 2019 the Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB19) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the “cap” to 10% on the reference rate for the life of the CEBUR (VOLARCB19) and have the same amortization schedule. Thus, the cash flows of the CEBUR (VOLARCB19) are perfectly matched by the hedging instrument.

The cap start date was July 19, 2019, and the maturity date is June 20, 2024, consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB19) coupons for reference rate determination, coupon term, and fair value.

In addition, during November 2021 the Trust entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB21L) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR (VOLARCB21L) and have the same amortization schedule. Thus, the cash flows of the CEBUR (VOLARCB21L) are perfectly matched by the hedging instrument.

31

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The cap start date was November 3, 2021, and the maturity date is October 20, 2026; consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB21L) coupons for reference rate determination, coupon term, and fair value.

As of September 30, 2023 and December 31, 2022, the Company’s outstanding hedging contracts in the form of interest rate caps with notional amount of US$0.1 billion and US$0.1 billion, respectively, had fair values of US$1,676 and US$1,585, respectively, and are presented as part of the financial assets in the condensed consolidated statement of financial position.

During the three months period ended September 30, 2023 and 2022, the amortization of the intrinsic value of the cap was US$154 and US$47, respectively, recycled to the statement of operations as part of the finance cost.

d)	Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations. Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings, lease liabilities and derivative contracts. The Company’s exposure outside consolidated statements of financial position represents the future obligations related to aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	September 30, 2023
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	US$	103,906	US$	161,701	US$	265,607
Asset backed trust note (“CEBUR”)		47,296		144,253		191,549
Other financial agreements		8,369		99,163		107,532

Lease liabilities:
Aircraft, engines, land and buildings leases		366,326		2,458,357		2,824,683
Aircraft and engine lease return obligation		14,735		318,814		333,549
Total	US$	540,632	US$	3,182,288	US$	3,722,920

	December 31, 2022
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	US$	62,209	US$	75,698	US$	137,907
Asset backed trust note (“CEBUR”)		30,128		86,082		116,210
Working Capital Facilities		18,077		-		18,077

Lease liabilities:
Aircraft, engines, land and buildings leases		335,620		2,373,103		2,708,723
Aircraft and engine lease return obligation		5,012		244,454		249,466
Total	US$	451,046	US$	2,779,337	US$	3,230,383

32

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

e)	Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the international credit card companies. The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts.

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes.

As of September 30, 2023, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it only enters derivative financial instruments with banks with investment grade assigned by international credit-rating agencies.

f)	Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2023 fiscal year. The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies, or processes for managing capital during the period ended September 30, 2023, and December 31, 2022. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

As part of the management strategies related to acquisition of its aircrafts (pre-delivery payments), the Company pays the associated short-term obligations by entering into sale-leaseback agreements, whereby an aircraft is sold to a lessor upon delivery.

Fair value measurements

The only financial assets and liabilities measured at fair value after initial recognition are the derivative financial instruments. Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

33

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The fair value of an asset or a liability is assessed using the course of thought which market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the unaudited condensed consolidated interim financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.
•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the unaudited condensed consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	September 30, 2023		December 31, 2022		September 30, 2023		December 31, 2022

Assets
Derivative financial Instruments	US$	1,676	US$	1,585	US$	1,676	US$	1,585
Liabilities
Financial debt (Interest-bearing loans and borrowings)		(564,688)		(272,194)		(590,060)		(282,868)
Total	US$	(563,012)	US$	(270,609)	US$	(588,384)	US$	(281,283)

34

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The following table summarizes the fair value measurements by hierarchy at September 30, 2023:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total

Assets
Derivatives financial instruments:
Interest rate Caps	US$	-	US$	1,676	US$	-	US$	1,676

Liabilities
Interest-bearing loans and borrowings*		-		(590,060)		-		(590,060)
Net	US$	-	US$	(588,384)	US$	-	US$	(588,384)

* SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements by hierarchy at December 31, 2022:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total

Assets
Derivatives financial instruments:
Interest rate Caps	US$	-	US$	1,585	US$	-	US$	1,585

Liabilities
Interest-bearing loans and borrowings*		-		(282,868)		-		(282,868)
Net	US$	-	US$	(281,283)	US$	-	US$	(281,283)

* SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the loss from derivatives financial instruments recognized in the unaudited condensed consolidated statements of operations for the three months period ended September 30, 2023 and 2022:

Unaudited condensed consolidated statements of operations

		For the three months period ended September 30
Instrument	Financial statements line	2023		2022
Interest rate cap	Finance cost	US$	(154)	US$	(47)
Total		US$	(154)	US$	(47)

35

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The following table summarizes the loss from derivatives financial instruments recognized in the unaudited condensed consolidated statements of operations for the nine months period ended September 30, 2023 and 2022:

Unaudited condensed consolidated statements of operations

		For the nine months period ended September 30
Instrument	Financial statements line	2023		2022
Interest rate cap	Finance cost	US$	(352)	US$	(89)
Total		US$	(352)	US$	(89)

The following table summarizes the net gain (loss) on CFH before taxes recognized in the unaudited condensed consolidated statements of other comprehensive income for the three months period ended September 30, 2023 and 2022:

Unaudited condensed consolidated statements of other comprehensive income

		For the three months period ended September 30
Instrument	Financial statements line	2023		2022
Interest rate cap	OCI	US$	436	US$	(233)
Total		US$	436	US$	(233)

The following table summarizes the net gain on CFH before taxes recognized in the unaudited condensed consolidated statements of other comprehensive income for the nine months period ended September 30, 2023 and 2022:

Unaudited condensed consolidated statements of other comprehensive income

		For the nine months period ended September 30
Instrument	Financial statements line	2023		2022
Interest rate cap	OCI	US$	271	US$	395
Total		US$	271	US$	395

Financial assets and liabilities

As of September 30, 2023 and December 31, 2022, the Company’s financial assets measured at amortized cost are represented by cash, cash equivalents and restricted cash, short-term investments, trade and other accounts receivable, for which their carrying amount is a reasonable approximation of fair value.

a)	Financial assets

		September 30, 2023		December 31, 2022
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Interest rate cap	US$	1,676	US$	1,585
Total derivative financial assets	US$	1,676	US$	1,585

Presented on the consolidated statements of financial position as follows:
Current	US$	-	US$	-
Non-current	US$	1,676	US$	1,585

36

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

b)	Financial debt

(i)	As of September 30, 2023 and December 31, 2022, the Company’s short-term and long-term debt consists of the following:

		September 30, 2023		December 31, 2022
I.	In June 2019 the Company issued in the Mexico market Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on June 20th, 2024 bearing annual interest rate at TIIE plus 175 basis points.	US$	21,283	US$	38,737

II.	In October 2021 the Company issued in the Mexico market a second tranche of its Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on October 20th, 2026 bearing annual interest rate at TIIE plus 200 basis points, plus 25 basis points*.		85,133		77,473

III.	In September 2023 the Company issued in the Mexico market a third tranche of its Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on September 20th, 2028 bearing annual interest rate at TIIE plus 215 basis points.		85,133		-

IV.	Revolving credit line with Banco Santander, S.A., (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on June 8, 2027, bearing annual interest rate at SOFR plus a spread of 298 basis points, plus 5 basis points*.		52,100		38,635

V.	Pre-delivery payments financing with JSA International U.S. Holdings, LLC, with maturity in November 30, 2025, bearing annual interest SOFR plus a spread of 300 basis points plus 26 basis points SOFR adjustment.		28,400		27,962

VI.	Pre-delivery payments financing with GY Aviation Lease 1714 Co. Limited, with maturity in November 30, 2025, bearing annual interest of SOFR plus a spread of 425 basis points plus 26 basis points SOFR adjustment.		47,957		15,880

VII.	Pre-delivery payments financing with Incline II B Shannon 18 Limited, with maturity in May 31, 2025, bearing annual interest of SOFR plus a spread of 390 basis points.		117,852		48,048

VIII.	Pre-delivery payments financing with Oriental Leasing 6 Company Limited, with maturity in May 31 2026, bearing annual interest of SOFR plus a spread of 200 basis points plus 26 basis points SOFR adjustment.		19,298		7,382

IX.	The company acquired a working capital facility with Banco Sabadell S.A, Institución de banca multiple (“Sabadell”) with national currency, bearing annual interest rate at TIIE plus 240 basis points.		-		10,330

X.	The company acquired a working capital facility with Banco Actinver S.A, Institución de banca multiple (“Actinver”) with national currency, bearing annual interest rate at TIIE plus 250 basis points.		-		7,747

XI.	Financing for the acquisition of several engines with Tarquin Limited, with maturity in September 7, 19 and 25 of 2026, bearing annual an interest of 6.20%		44,591		-

XII.	Financing for the acquisition of one engine with NBB-V11218 Lease Partnership, with maturity in September 29 of 2026, bearing annual an interest of 6.20%..		8,996		-

XIII.	Financing for the acquisition of one engine with NBB-V11951 Lease Partnership, with maturity in September 29 of 2026, bearing annual an interest of 6.20%.		8,304		-

XIV.	Financing for the acquisition of several engines with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of several engines, with maturity in September 19, 19 and 25 of 2026, bearing annual an interest of 7.04%.		45,641		-

XV.	Transaction costs to be amortized.		(2,758)		(1,034)

XVI.	Accrued interest and other financial cost.		5,368		1,875
			567,298		273,035
	Less: Short-term maturities	US$	164,892	US$	112,148
	Long-term financial debt	US$	402,406	US$	160,887

TIIE: Mexican interbank rate

LIBOR: London Inter Bank Offered Rate

SOFR: Secured Overnight Financing Rate

*Sustainability bond adjustment

37

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

(ii) The following table provides a summary of the Company’s scheduled remaining principal payments of financial debt and accrued interest on September 30, 2023:

	Within one year		October 2024- September 2025		October 2025- September 2026		October 2026-onwards		Total
Santander/Bancomext	US$	29,631	US$	19,405	US$	3,760	US$	-	US$	52,796
CEBUR program		47,764		28,378		28,378		87,497		192,017
JSA International U.S. Holdings, LLCA		15,712		13,270		-		-		28,982
GY Aviation Lease 1714 Co. Limited		16,131		35,003		-		-		51,134
Incline II B Shannon 18 Limited		46,886		70,966		-		-		117,852
Oriental Leasing 6 Company Limited		218		19,298		-		-		19,516
Tarquin Limited		2,294		2,347		2,497		37,540		44,678
Lease Partnership NBB-V11218		748		760		809		6,712		9,029
Lease Partnership NBB-V11951		686		701		746		6,197		8,330
Wilmington Trust SP Services (Dublin) Limited		4,869		5,150		5,530		30,173		45,722
Total	US$	164,939	US$	195,278	US$	41,720	US$	168,119	US$	570,056

On June 8, 2022 the Company enter into a new pre-delivery payments financing with Santander/Bancomext at an annual interest rate of SOFR plus 298 basis points, for the acquisition of its aircraft through a revolving facility. A feature of this financing is that will pay an additional five (5) basis points if the sustainability goals are not met. On August 31, 2023, the interest rate increased by five (5) basis points, with the possibility of mitigating the additional rate if the objectives are met in the upcoming dates.

The “Santander/Bancomext 2022” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends or make distributions on the Company’s share capital.

On September 30, 2023, and December 31, 2022, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, a Mexican trust was created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trust, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (CIBanco, S.A. Institución de Banca Múltiple) Trust 3853.

38

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The Company signed in April of 2022 three new pre-delivery payments financing with lessors for the acquisition of its aircraft. For this purpose, a Mexican trust was created for each contract (CIBanco, S.A. Institución de Banca Múltiple), for JSA International U.S. Holdings, LLC Trust 3866, for GY Aviation Lease 1714 Co. Limited Trust 3855, and for Incline II B Shannon 18 Limited Trust 3867. These facilities do not include financial covenants or restrictions.

The company signed in July of 2022 a new pre-delivery payment financing with lessors for the acquisition of aircraft with Oriental Leasing 6 Company Limited. For this purpose, a Mexican trust was created with CIBanco, S.A. Institución de Banca Múltiple, Trust 3921. This facility does not include financial covenants or restrictions.

On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 asset backed trust notes (“CEBUR”) under the ticket VOLARCB 19 for Ps.1.5 billion Mexican pesos (US$85.1 million, based on an exchange rate of Ps.17.62 to US$1 on September 30, 2023) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$170.2 million, based on an exchange rate of Ps.17.62 to US$1 on September 30, 2023).

The notes have a five-year maturity annual reduction of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 (US$14.2 million, US$28.4 million, US$28.4 million y US$14.2 million, based on an exchange rate of Ps.17.62 to US$1 on September 30, 2023) in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 175 basis points spread. The notes start amortizing at the end of the second year.

On October 13, 2021, the Company, through its subsidiary Concesionaria issued in the Mexico market a second issuance of 15,000,000 asset backed trust notes (“CEBUR”) under the ticket VOLARCB21L for Ps.1.5 billion Mexican pesos (US$85.1 million, based on an exchange rate of Ps.17.62 to US$1 on September 30, 2023) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$170.2 million, based on an exchange rate of Ps.17.62 to US$1 on September 30, 2023). With this second issuance the total amount approved for the program has been reached.

The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA). Which has Sustainability Objectives (SPT) for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions 35.42% by 2030.

A feature of the asset backed trust notes is that they will pay an additional twenty-five (25) basis points to the interest rate if the sustainability goals are not met. On September 20, 2023, the interest rate increased by twenty-five (25) basis points, with the possibility of mitigating the additional rate if the 2023 or 2024 targets are met.

The notes have a five-year maturity annual reduction of Ps.83,333, Ps.500,000, Ps.500,000 and Ps.416,667 (US$4.7 million, US$28.4 million, US$28.4 million y US$23.6 million, based on an exchange rate of Ps.17.62 to US$1 on September 30, 2023) in 2023, 2024, 2025 and 2026, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 200 basis points, and adjustment of twenty-five (25) basis points starting on September 20th, 2023. The notes start amortizing at the end of the second year.

On September 28, 2023, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) approved an increase amount of the actual program of up to Ps.5.0 billion Mexican pesos (US$283.8 million, based on an exchange rate of Ps.17.62 to US$1 on September 30, 2023). With this authorization, the Company, through its subsidiary Concesionaria issued in the Mexico market a third issuance of 15,000,000 asset backed trust notes (“CEBUR”) under the ticket VOLARCB23 for Ps.1.5 billion through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria.

39

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The notes have a five-year maturity annual reduction of Ps.187,500, Ps.750,000 and Ps.562,500 (US$10.6 million, US$42.6 million and US$31.9 million, based on an exchange rate of Ps.17.62 to US$1 on September 30, 2023) in 2026, 2027 and 2028, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 215 basis points spread. The notes start amortizing at the end of the third year.

The asset backed trust note’s structure operate on specific rules and provide a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous nine months to the next 6 months of debt service. In general, not retention of funds exists if the ratio exceeds 2.5 times. Amortization on the asset backed trust notes begun in July of 2021 for the first issuance, the second issuance will begin in November of 2023 and the third issuance will begin in October 2026. In addition, early amortization applies if:

i)	The Debt Coverage Ratio is less than 1.75x on any of the determination dates;
ii)	An event of retention is not covered in a period of 90 consecutive days;
iii)	The debt service reserve account of any series maintains on deposit an amount less than the required balance of the debt service reserve account for a period that includes two or more consecutive payment methods;
iv)	Insolvency event of Concesionaria;
v)	The update of a new insolvency event in relation to the Concesionaria;
vi)	Updating a new event of default.

In the event of default, the Trustee will refrain from delivering any amount that it would otherwise to require to deliver to Concesionaria and will dedicate use such cash flow to amortize the principal of the trust notes (“CEBUR”).

In December 2021, the Company renewed the working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 240 basis points margin.

The “Sabadell” working capital facility includes certain obligations.

The Company settled this loan on January 5, 2023. As of September 30, 2023 the company does not have any outstanding balance.

In December 2022, the Company signed a working capital facility with Banco Actinver S.A., Institución de Banca Múltiple (“Actinver”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus 250 basis points margins. As of September 30, 2023, the facility is not disbursed.

The “Actinver” working capital facility includes certain obligations.

Other financial agreements

1) On September 7, 19, and 25 of 2023, the Company entered into certain financing agreements with Tarquin Limited for the acquisition of several engines, bearing annual an interest of 6.20%.

2) On September 29, 2023 the Company entered into certain financing agreements with NBB-V11218 Lease Partnership, for the acquisition of one engine, bearing annual an interest of 6.20%.

3) On September 29, 2023 the Company entered into certain financing agreements with NBB-V11951 Lease Partnership, for the acquisition of one engine, bearing annual an interest of 6.20%.

4) On September 19, 19, and 25 of 2023, the Company entered into certain financing agreements with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of several engines, bearing an annual interest of 7.04%.

40

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Cash, cash equivalents and restricted cash

As of September 30, 2023 and December 31, 2022 this caption is comprised as follows:

	September 30, 2023		December 31, 2022

Cash in banks	US$	111,196	US$	77,224
Cash on hand		713		425
Short-term investments		624,951		627,331
Restricted funds held in trust related to debt service reserves		12,205		6,873

Total cash, cash equivalents and restricted cash	US$	749,065	US$	711,853

As of September 30, 2023 and December 31, 2022, the Company recorded a portion of advance ticket sales by an amount of US$12,205 and US$6,873, respectively as a restricted fund. The restricted funds held in Trust are used to constitute the debt service reserves and cannot be used for purposes other than those established in the contract of the Trust.

Related parties

a)	An analysis of balances due from/to related parties at As of September 30, 2023 and December 31, 2022 is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	September 30, 2023		December 31, 2022		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code - share	USA	US$	-	US$	2,155	30 days

Due to:
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)	Airport Services	Mexico	US$	19,679	US$	13,579	30 days
MRO Commercial, S.A. (“MRO”)	Aircraft maintenance and technical support	El Salvador		2,082		1	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		582		2	30 days
A&P International Services, S.A.P.I (“AISG”)	Aircraft maintenance	Mexico		376		191	30 days
Chevez, Ruiz, Zamarripa y Cía., S.C.	Professional fees	Mexico		188		815	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		172		22	30 days
			US$	23,079	US$	14,610

b)	During the three months period ended September 30, 2023 and 2022, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2023		2022
Expenses:
Transactions with affiliates
MRO Commercial, S.A.
Aircraft maintenance*	El Salvador	US$	4,401	US$	4,660
Technical support	El Salvador		2		-
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)
Airport services	Mexico		3,454		2,404
A&P International Services, S.A.P.I (“AISG”)
Aircraft and engine maintenance	Mexico		932		447
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		223		185
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		32		58
Servprot, S.A. de C.V.
Security services	Mexico		-		54
Aeromantenimiento, S.A.
Technical support	El Salvador		-		38

*Includes amounts as part of major maintenance.

41

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

c)	During the nine months period ended September 30, 2023 and 2022, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2023		2022
Revenues:
Transactions with affiliates
Frontier Airlines Inc
Code-share	USA	US$	-	US$	5
Expenses:
Transactions with affiliates
MRO Commercial, S.A.
Aircraft maintenance*	El Salvador	US$	13,025	US$	9,064
Technical support	El Salvador		11		-
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)
Airport services	Mexico		9,127		6,541
A&P International Services, S.A.P.I (“AISG”)
Aircraft and engine maintenance	Mexico		2,086		447
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		732		400
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		234		162
Servprot, S.A. de C.V.
Security services	Mexico		115		152
Aeromantenimiento, S.A.
Aircraft maintenance	El Salvador		-		3,690
Technical support	El Salvador		-		89

*Includes amounts as part of major maintenance.

d)	Frontier Airlines Inc. (“Frontier”)

Frontier is a related party because Brian H. Franke and Andrew Broderick are members of the board of the Company and members of the board of directors of Frontier as well as managing directors of Indigo Partners, the latest has investments in both Companies.

As of September 30, 2023, there are not accounts receivable due to Frontier. As of December 31, 2022, the accounts receivable from Frontier were US$2,155. Additionally, as of September 30, 2023 and December 31, 2022, the account payable was US$582 and US$2, respectively.

During the three and nine months period ended September 30, 2023, the Company did not have revenue transactions. During the three and nine months period ended September 30, 2022, the Company recognized revenue under this agreement of US$0 and US$5, respectively.

e)	Servprot S.A. de C.V. (“Servprot”)

Servprot was a related party until June 13, 2023 because Enrique Beltranena Mejicano, the Company’s Chief Executive Officer and director was shareholder of such company. Servprot provides security services for Mr. Beltranena and his family. As of September 30, 2023 and December 31, 2022, there are not outstanding balance due to Servprot under this agreement.

During the three months period ended September 30, 2022 the Company expensed US$54, for this concept. During the nine months period ended September 30, 2023 and 2022 the Company expensed US$115 and US$152, respectively, for this concept.

f)	Aeromantenimiento, S.A. (“Aeroman”)

Aeroman is a related party, because Marco Baldocchi a member of the board of the Company’s board of directors is an alternate director of Aeroman. On January 1st, 2017, the Company entered into an aircraft maintenance and repair services agreement with Aeromantenimiento, S.A., which was extended and amended to be entered into with MRO Commercial, S.A. ("MRO”), an affiliate of Aeroman on January 1st 2022. This agreement provides for the exclusive use of Aeroman's services for the repair and maintenance of aircraft, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 5-year term, extended for an additional 5-year period as of January 1st, 2022.

42

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

As of September 30, 2023 and December 31, 2022, the Company did not have outstanding balance due to Aeroman.

During the three and nine months period ended September 30, 2023, the Company did not have expenses transaction. During the three and nine months period ended September 30, 2022, the Company incurred expenses in aircraft and technical support with Aeroman amounted to US$38 and US$3,779, respectively.

As of September 30, 2023 and December 31, 2022, the balances due under the agreement with MRO were US$2,082 and US$1, respectively.

During the three months period ended September 30, 2023 and 2022, the Company incurred expenses in aircraft maintenance and technical support with MRO amounted to US$4,403 and US$4,660 respectively. During the nine months period ended September 30, 2023 and 2022, the Company incurred expenses in aircraft maintenance and technical support with MRO amounted to US$13,036 and US$9,064, respectively.

g)	Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”)

MACF is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of MACF provides legal services to us. As of September 30, 2023 and December 31, 2022 the balances due under the agreement with MACF was US$172 and US$22, respectively.

During the three months period ended September 30, 2023 and 2022, the Company recognize expenses in legal services under this agreement amounted to US$32 and US$58, respectively. During the nine months period ended September 30, 2023 and 2022, the Company recognize expenses in legal services under this agreement amounted to US$234 and US$162, respectively.

h)	Grupo Aeroportuario del Centro Norte (“OMA”)

On April 22, 2020, OMA became a related party because Mr. Ricardo Maldonado Yañez is an independent member of the board of directors, as well as chairman of our Corporate Practices Committee and member of the board of directors of OMA and Mrs. Guadalupe Phillips Margain, our independent member, was a member of the board of directors of OMA until November 2022. As of September 30, 2023 and December 31, 2022, the account payable with OMA was US$19,679 and US$13,579, respectively.

During the three months period ended September 30, 2023 and 2022, the Company recognized expenses with OMA of US$3,454 and US$2,404, respectively. During the nine months period ended September 30, 2023 and 2022, the Company recognized expenses with OMA of US$9,127 and US$6,541, respectively.

i)	Chevez, Ruiz, Zamarripa y Cia, S.C (“Chevez”)

Chevez is a related party because Mr. José Luis Fernández Fernández is an independent member of the board of directors, as well as the chairman of the Audit Committee of the Company and non-managing limited partner of Chevez. Chevez provides tax advisory services to us. As of September 30, 2023 and December 31, 2022, the account payable with Chevez was US$188 and US$815, respectively.

43

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

During the three months period and ended September 30, 2023, and 2022 the Company recognized expenses with Chevez of US$223 and US$185, respectively. During the nine months period and ended September 30, 2023, and 2022 the Company recognized expenses with Chevez of US$732 and US$400, respectively.

j)	A&P International Services, S.A.P.I. de C.V. (“AISG”)

AISG is a related party because Harry is a related party since Harry F. Krensky, a member of our Board of Directors, is the Chairman of the Board of Directors of AISG. Additionally, Harry F. Krensky is managing partner of Discovery Americas, a private equity firm that indirectly holds/manages an investment position in AISG. As of September 30, 2023 and December 31, 2022 the account payable from AISG was US$376 and US$191, respectively.

During the three months period ended September 30, 2023 and 2022, the Company recognize expenses in aircraft and engine maintenance amounted to US$932 and US$447, respectively.

During the nine months period ended September 30, 2023 and 2022, the Company recognize expenses in aircraft and engine maintenance amounted to US$2,086 and US$447, respectively.

k)	CleanJoule, Inc. (“CleanJoule”)

CleanJoule is a related party because Mr. Brian H. Franke, the chairman of our board of directors, is an officer of Franke Family Joule, LLC which since May 23, 2023, is a shareholder of CleanJoule and has the right to appoint a member of its board of directors. Additionally, on May 23, 2023, Mr. Andrew Broderick, a member of our board of directors, was appointed by Franke Family Joule, LLC as member of the board of directors of CleanJoule. CleanJoule is a company that produces high-performance and cost-effective Sustainable Aviation Fuel from agricultural waste and organic residues. In May 23, 2023, the Company purchased directly common stock of CleanJoule and recognized an 139,738 common stock amounted to US$1,747.

l)	Directors and officers

During the three months period ended September 30, 2023 and 2022, the chairman and the independent members of the Company’s board of directors received a net compensation of US$338 and US$134 respectively, and the rest of the directors received a net compensation of US$96 and US$42, respectively. During the nine months period ended September 30, 2023 and 2022, the chairman and the independent members of the Company’s board of directors received a net compensation of US$578 and US$401 respectively, and the rest of the directors received a net compensation of US$173 and US$127, respectively.

During the three months period ended September 30, 2023 and 2022, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of US$2,739 and US$2,077, respectively, these amounts were recognized in salaries and benefits in the condensed consolidated statement of operations. During the nine months period ended September 30, 2023 and 2022, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of US$10,301 and US$9,179, respectively, these amounts were recognized in salaries and benefits in the condensed consolidated statement of operations.

Inventories

An analysis of inventories as of September 30, 2023 and December 31, 2022 is as follows:

	September 30, 2023		December 31, 2022
Spare parts and accessories of flight equipment	US$	17,271	US$	15,758

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. As of September 30, 2023 and December 31,2022, the Company did not record any impairment loss in the value of its inventories.

44

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

During the three months period as of September 30, 2023 and 2022, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was US$5,206 and US$4,439, respectively. During the nine months period as of September 30, 2023 and 2022, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was US$15,609 and US$13,322, respectively.

Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

For the nine months ended September 30, 2023 and 2022, the Company acquired rotable spare parts, furniture, and equipment paid by an amount of US$340,287 and US$214,390, respectively.

Rotable spare parts, furniture and equipment by US$13,647 and US$191,232, were disposed for the nine months period ended September 30, 2023 and 2022, respectively. These amounts included reimbursements of pre-delivery payments for aircraft acquisition of US$12,624 and US$189,299, respectively.

b) Depreciation expense

Depreciation expense for the three months period ended September 30, 2023 and 2022 was US$32,795 and US$23,781, respectively. Depreciation expense for the nine months period ended September 30, 2023 and 2022 was US$91,881 and US$62,739, respectively. Depreciation charges for the period are recognized as a component of operating expenses in the condensed consolidated statements of operations.

As of September 30, 2023, and for the year ended 31 of December 2022, the Company reviewed through an analysis if there were signs of impairment, according to the result it was concluded there not did not signs of impairment.

Intangible assets, net

a) Acquisitions

For the nine months ended September 30, 2023 and 2022, the Company acquired intangible assets by an amount of US$6,416 and US$3,822, respectively.

b) Amortization expense

Software amortization expense for the three months period ended September 30, 2023 and 2022 was US$1,734 and US$1,674, respectively. Software amortization expense for the nine months period ended September 30, 2023 and 2022 was US$5,213 and US$5,030, respectively. These amounts were recognized in depreciation and amortization in the condensed consolidated statements of operations.

Leases

As of September 30, 2023 the most significant leases are as follows:

Aircraft and engines represent the Company´s most significant lease agreements. On September 30, 2023 the Company leases 125 aircraft (116 as of December 31, 2022) and 21 spare engines (23 as of December 31, 2022) that have maximum terms through 2035. The leases are generally guaranteed by either deposit in cash or letters of credits.

45

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Composition of the fleet and spare engines leases*:

Aircraft Type	Model	At September 30, 2023	At December 31, 2022
A319	132	3	3
A320	233	39	39
A320	232	1	1
A320neo	271N	51	48
A321	231	10	10
A321neo	271N	21	15
		125	116

Engine spare Type	Model	At September 30, 2023	At December 31, 2022
V2500	V2524-A5	-	2
V2500	V2527M-A5	3	3
V2500	V2527E-A5	6	6
V2500	V2527-A5	6	6
PW1100	PW1127G-JM	5	5
PW1100	PW1133G-JM	1	1
		21	23

*Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Management evaluates extensions based on the market conditions at the time of renewal.

During the three months period ended September 30, 2023, the Company added two new leased aircraft to its fleet (two A321neo obtained directly from the lessor´s aircraft order book). All the aircraft incorporated through the lessor’s aircraft order book weren’t subject to sale and leaseback transactions. Also, the company extended the term of one A321ceo (with original redelivery date in May 2024).

During the nine months period ended September 30, 2023, the Company added 9 new leased aircraft to its fleet (one A320neo, acquired through a sale and leaseback transaction under our existing Airbus purchase agreement; two A320neo and six A321neo obtained directly from the lessor´s aircraft order book). All the aircraft incorporated through the lessor´s aircraft order book weren’t subject to sale and leaseback transactions. Also, the Company extended the term of five A320ceo aircraft (with original redelivery dates one in October and two in November 2023; one in February and one in May 2024) and one A321ceo aircraft (with original redelivery date in May 2024)

During the three months period ended September 30, 2023, the Company extended the lease term of one spare engine (with original redelivery date in August 2023).

During the nine months period ended September 30, 2023, the Company extended the lease term of three spare engines (with original redelivery dates in January, February and August 2023).

During the year ended December 31, 2022, the Company added 18 new leased aircraft to its fleet (six A320neo and seven A321neo, acquired through a sale and leaseback transaction under our existing Airbus purchase agreement, three A320neo and two A321neo obtained directly from the lessor´s aircraft order book).

Also, the Company extended the term of two A321ceo (effective in April and May 2023), two A320ceo (effective from September 2022 and July 2023) and one A319ceo (effective in March 2022). All the aircraft incorporated through the lessor´s aircraft order book weren’t subject to sale and leaseback transactions.

46

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

During the year ended December 31, 2022, the Company also incorporated three CEO spare engines. Such leases were not subject to sale and leaseback transactions. Also, the Company extended the lease term of two spare engines (effective from February 2022).

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Aircraft leases		Spare engine leases		Land and building leases		Total
As of December 31, 2022	US$	2,110,753	US$	24,181	US$	45,997	US$	2,180,931
Additions		274,606		-		1,254		275,860
Modifications		79,934		-		-		79,934
Depreciation on right of use assets		(250,386)		(8,349)		(9,176)		(267,911)
As of September 30, 2023	US$	2,214,907	US$	15,832	US$	38,075	US$	2,268,814

 Set out below are the carrying amounts of lease liabilities and the movements during the period:

	September 30, 2023		December 31, 2022
As of January 1st,	US$	2,708,723	US$	2,412,137
Additions		276,460		550,834
Modifications		79,934		29,842
Accretion of interest		148,534		165,043
Foreign exchange effect		1,417		(129)
Payments		(390,385)		(449,004)
Balances at the end of the reporting period	US$	2,824,683	US$	2,708,723
Current	US$	366,326	US$	335,620
Non-current	US$	2,458,357	US$	2,373,103

The following are the amounts recognized in profit or loss for the three months period ended September 30, 2023 and 2022:

	For the three months period ended
	September 30, 2023		September 30, 2022
Depreciation of right-of-use assets	US$	91,018	US$	82,110
Interest expense on lease liabilities and aircraft and engine lease return obligation		54,608		41,154
Aircraft and engine variable lease expenses		42,433		32,275
Total amount recognized in profit or loss	US$	188,059	US$	155,539

The Company had total cash outflows for leases for the three months period ended September 30, 2023 of US$132,353 (US$81,932 as of September 30, 2022).

The following are the amounts recognized in profit or loss for the nine months period ended September 30, 2023 and 2022:

	For the nine months period ended
	September 30, 2023		September 30, 2022
Depreciation of right-of-use assets	US$	267,911	US$	236,750
Interest expense on lease liabilities and aircraft and engine lease return obligation		158,661		124,711
Aircraft and engine variable lease expenses		118,049		90,086
Total amount recognized in profit or loss	US$	544,621	US$	451,547

47

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The Company had total cash outflows for leases for the three months period ended September 30, 2023 of US$390,385 (US$332,488 as of September 30, 2022).

i)	Return obligations

For the three months period ended September 30, 2023 and 2022, the Company recorded redelivery expenses of US$42,433 and US$32,275, respectively. For the nine months period ended September 30, 2023 and 2022, the Company recorded redelivery expenses of US$118,049 and US$90,086, respectively.

ii)	Extension options

For aircraft an engineer lease extension agreement recorded during the three months period ended September 30, 2023 and 2022, resulted in an increase in a lease liability and right of use assets impact of US$47,592 and US$22,065, respectively. Aircraft an engineer lease extension agreement recorded during the nine months period ended September 30, 2023 and 2022, resulted in an increase in a lease liability and right of use assets impact of US$79,934 and US$34,622, respectively.

Equity

As of September 30, 2023, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	1,108,452,326	1,108,462,804
Series B shares (1)	13,702	57,500,171	57,513,873
	24,180	1,165,952,497	1,165,976,677
Treasury shares	-	(13,891,675)	(13,891,675) (1)
	24,180	1,152,060,822	1,152,085,002

(1) As of September 30, 2023, there were 383,964 shares forfeited.

As of December 31, 2022, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	1,108,452,326	1,108,462,804
Series B shares (1)	13,702	57,500,171	57,513,873
	24,180	1,165,952,497	1,165,976,677
Treasury shares	-	(13,452,393)	(13,452,393) (1)
	24,180	1,152,500,104	1,152,524,284

(1)	The number of forfeited shares as of December 31, 2022, were 103,712 which are include in treasury shares.

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

48

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

As of September 30, 2023 and December 2022, the Company did not declare any dividends.

a) (Loss) earnings per share

Basic (loss) earnings per share (“LPS or EPS”) amounts are calculated by dividing the net loss for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted LPS or EPS amounts are calculated by dividing the loss attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted (loss) earnings per share for the three months period ended September 30, 2023 and 2022:

	For the three months period ended September 30,
		2023		2022
Net (loss) earnings for the period	US$	(38,858)	US$	39,757
Weighted average number of shares outstanding (in thousands):
Basic		1,153,301		1,155,533
Diluted		1,165,651		1,165,049
LPS or EPS
Basic	US$	(0.034)	US$	0.034
Diluted	US$	(0.033)	US$	0.034

The following table shows the calculations of the basic and diluted loss per share for the nine months period ended September 30, 2023 and 2022:

	For the nine months period ended September 30,
		2023		2022
Net loss for the period	US$	(104,229)	US$	(58,227)
Weighted average number of shares outstanding (in thousands):
Basic		1,152,936		1,155,783
Diluted		1,165,317		1,165,095
LPS
Basic	US$	(0.090)	US$	(0.050)
Diluted	US$	(0.089)	US$	(0.050)

Income tax

The Company calculates the period income tax (expense) benefit using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax benefit in the unaudited condensed consolidated interim statement of operations are:

Unaudited condensed consolidated statement of operations

	For the three months period ended September 30,
	2023		2022
Current year income tax benefit	US$	9,612	US$	52,045
Deferred income tax expense		(14,553)		(3,312)
Total income tax (expense) benefit	US$	(4,941)	US$	48,733

49

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The Company’s effective tax rate during the three months period ended September 30, 2023, and 2022 was 15% and 543% respectively.

Unaudited condensed consolidated statement of operations

	For the nine months period ended September 30,
	2023		2022
Current year income tax benefit	US$	48,789	US$	111,182
Deferred income tax expense		(31,272)		(15,271)
Total income tax benefit	US$	17,517	US$	95,911

The Company’s effective tax rate during the nine months period ended September 30, 2023, and 2022 was 14% and 62% respectively.

As of September 30, 2023, the Company has tax proceedings regarding uncertain tax positions by an amount of about US$73 million, associated to the deductibility of certain Company expenses during 2013, 2014 and 2015. The Company has filed legal administrative procedures. Volaris considers that has solid arguments to believe that it will not have adverse effects. Nonetheless, until all stages in the procedures are exhausted in each proceeding, the Company cannot assure the achievement of a final favorable resolution.

Commitments and contingencies

Aircraft related commitments and financing arrangements.

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

Commitment expenditures in thousands of U.S. dollars
2023	72,034
2024	280,818
2025	711,112
2026	1,408,871
2027 and thereafter	4,189,104
6,661,939

All aircraft acquired by the Company through the Airbus purchase agreement through September 30, 2023, have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next three years. The estimated proceeds from these commitments are as follows:

Aircraft sale prices estimated
in thousands of U.S. dollars
2023	114,500
2024	626,500
2025	821,000
1,562,000

For future aircraft deliveries the Company will review the lease and financing structure applicable based on the current market conditions.

50

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

The future lease payments for these non-cancellable sale and leaseback contracts are as follows:

Aircraft leases
in thousands of U.S. dollars
2023	631
2024	26,693
2025	92,299
2026	104,438
2027 and thereafter	1,029,197
1,253,258

Purchase of additional A320 New Engine Option (“NEO”) family aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of additional 80 A320neo family aircraft to be delivered from 2022 to 2026, which was further amended in July 2020 to reschedule the deliveries between 2023 and 2028. Additionally, in November 2021 the Company entered into a new amendment to the referred agreement to purchase 39 additional A320 New Engine Option (“neo”) Family Aircraft to be delivered between 2023 and 2029, in addition to the acquisition of these 39 aircraft, the Company exercised its rights under the purchase agreement with Airbus to convert 19 aircraft from A320neo to A321neo aircraft of its current order, all to support the Company’s targeted growth markets in Mexico, United States, Central America and South America.

On October 10th, 2022, the Company executed an amendment to our existing Airbus purchase agreement for the purchase of 25 A321neo aircraft, all to be delivered in 2030.

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of September 30, 2023 and December 31, 2022 these possible contingencies amount to a total of US$8.8 million and US$7.8 million, respectively.

Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three months period ended September 30,
	2023		2022
Operating revenues:
Domestic (Mexico)	US$	537,966	US$	507,765
International:
United States of America		238,719		205,112
Central America and South America		71,014		56,298
Total operating revenues	US$	847,699	US$	769,175

51

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

	Nine months period ended September 30,
	2023		2022
Operating revenues:
Domestic (Mexico)	US$	1,513,915	US$	1,391,200
International:
United States of America		653,981		528,347
Central America and South America		192,556		107,527
Total operating revenues	US$	2,360,452	US$	2,027,074

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

Subsequent events

Subsequent events to September 30, 2023 and through October 24, 2023:

On October 18, the Company entered into a financing agreement for the acquisition of an engine with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as trustee of the Trust), maturing on October 17, 2026, an annual interest of 7.17%.

52

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

9

Volaris Reports Financial Results

for the Third Quarter 2023

Mexico City, Mexico, October 24th, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost airline serving Mexico, the United States, Central and South America, today announces its financial results for the third quarter 2023[1].

Third Quarter 2023 Highlights

(All figures are reported in U.S. dollars and compared to 3Q 2022 unless otherwise noted)

■	Total operating revenues of $848 million, a 10% increase.
■	Total revenue per available seat mile (TRASM) increased 1.8% to $8.37 cents.
■	Available seat miles (ASMs) increased 8.2% to 10.1 billion.
■	Total operating expenses of $809 million, representing 95% of total operating revenue.
■	Total operating expenses per available seat mile (CASM) increased 1.7% to $7.98 cents.
■	Average economic fuel cost decreased 20% to $3.17 per gallon.
■	CASM ex fuel increased 21% to $4.91 cents.
■	Adjusted CASM ex fuel increased 20% to $4.49 cents.
■	Net loss of $39 million. Loss per share of $0.03 and loss per ADS of $0.34 cents.
■	EBITDAR of $207 million, an 18% increase.
■	EBITDAR margin was 24.4%, an increase of 1.6 percentage points.
■	Total cash, cash equivalents, restricted cash, and short-term investments totaled $764 million, representing 24% of the last twelve months’ total operating revenue.
■	Net debt-to-LTM EBITDAR[2] ratio of 3.5 times, remaining unchanged when compared to the previous quarter.

Enrique Beltranena, President & Chief Executive Officer, said: “Volaris' performance in the third quarter showed resilience, resulting in revenue growth. This growth was mainly due to increased passenger volumes and record-high ancillary revenue per passenger. We achieved this by maintaining strong cost control, especially when it came to non-fuel expenses.

Despite facing challenges related to Pratt & Whitney's GTF preventive accelerated inspections, Volaris is fully committed to ensuring the safety, financial stability, and long-term success of our airline. We are actively addressing the global issue of engine inspections affecting multiple airlines and are working closely with Pratt & Whitney to obtain the necessary technical support and financial compensation for the affected engines.

[1] The financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).

[2] Includes short-term investments.

53

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

We’ve developed a mitigation plan to partially offset the impact. Our focus for 2024 is to maximize unit revenues and margins while optimizing our network to the best extent possible given the current environment.”

Third Quarter 2023 Consolidated Financial and Operating Highlights

(All figures are reported in U.S. dollars and compared to 3Q 2022 unless otherwise noted)

	Third Quarter
Consolidated Financial Highlights	2023	2022	Var.
Total operating revenue (millions)	848	769	10.3%
TRASM (cents)	8.37	8.22	1.8%
ASMs (million, scheduled & charter)	10,126	9,355	8.2%
Load Factor (scheduled, RPMs/ASMs)	86.4%	85.6%	0.7 pp
Passengers (thousand, scheduled & charter)	8,691	8,125	7.0%
Fleet (at the end of the period)	125	113	12
Total operating expenses (millions)	809	734	10.2%
CASM (cents)	7.98	7.85	1.7%
CASM excl. fuel (cents)	4.91	4.07	20.6%
Adjusted CASM excl. fuel (cents)[3]	4.49	3.74	20.1%
Operating income (EBIT) (millions)	39	35	11.4%
% EBIT Margin	4.6%	4.6%	0.0 pp
Net (loss) income (millions)	(39)	40	N/A
% Net (loss) income Margin	(4.6%)	5.2%	(9.8 pp)
EBITDAR (millions)	207	175	18.3%
% EBITDAR Margin	24.4%	22.8%	1.6 pp
Net debt-to-EBITDAR[4]	3.5x	3.4x	0.1x

Reconciliation of CASM to Adjusted CASM ex fuel:

	Third Quarter
Reconciliation of CASM	2023	2022	Var.
CASM (cents)	7.98	7.85	1.7%
Fuel expense	(3.07)	(3.78)	(18.8%)
CASM ex fuel	4.91	4.07	20.6%
Aircraft and engine variable lease expenses[5]	(0.42)	(0.34)	23.5%
Sale and lease back gains	0.00	0.01	(99.8%)
Adjusted CASM ex fuel	4.49	3.74	20.1%

Note: Figures are rounded for convenience purposes. Further detail can be found in financial and operating indicators.

[3] Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.

[4] Includes short-term investments.

[5] Aircraft redeliveries.

54

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Total operating revenues in the quarter were $848 million, a 10% increase driven by robust demand across our network and a rise in ancillary revenue per passenger.

Booked passengers amounted to 8.7 million in the quarter, an increase of 7.0%. Domestic and international booked passengers increased 2.8% and 24%, respectively. Total capacity, in terms of available seat miles (ASMs), increased 8.2% to 10.1 billion.

The load factor for the quarter reached 86.4%, representing an increase of 0.7 percentage points compared to the same period in 2022.

TRASM increased 1.8% to $8.37 cents in the quarter, helped by a stronger peso. The average base fare was $48, a decrease of 13%. Ancillary revenue per passenger was $49, a 26% increase. Ancillary revenue represented 50% of total operating revenue, 9.3 percentage points above the third quarter 2022. Finally, total operating revenue per passenger stood at $98, representing a 3.0% increase.

Total operating expenses in the quarter were $809 million, representing 95% of total operating revenue, remaining consistent with the same quarter in 2022.

CASM totaled $7.98 cents, a 1.7% increase when compared to the same period of 2022. The average economic fuel cost decreased 20% to $3.17 per gallon in the period.

CASM ex fuel increased 21% to $4.91 cents and adjusted CASM ex fuel increased 20% to $4.49 cents, primarily driven by a strong appreciation of the Mexican peso compared to the prior year.

Comprehensive financing result represented an expense of $73 million in the third quarter of 2023, compared to a $44 million expense in the same period of 2022. For the period, the average exchange rate was Ps.17.06 per U.S. dollar, a 16% appreciation compared to the same quarter of 2022. At the end of the third quarter, the exchange rate stood at Ps.17.62 per U.S. dollar.

Income tax expense for the quarter was $5 million, compared to a benefit of $49 million registered in the same period of 2022.

Net loss in the quarter was $39 million, with a loss per share of $0.03 and a loss per ADS of $0.34 cents.

EBITDAR for the quarter was $207 million, an increase of 18% compared to the same period in 2022. EBITDAR margin stood at 24.4%, an increase of 1.6 percentage points compared to the same quarter of the previous year.

Balance Sheet and Cash Flow

Total cash, cash equivalents, restricted cash, and short-term investments totaled $764 million, representing 24% of the last twelve months’ total operating revenue.

55

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Net cash flow provided by operating and financing activities in the quarter was $145 million and $87 million, respectively. Net cash flow used in investing activities amounted to $138 million.

Net debt-to-LTM EBITDAR6 ratio stood at 3.5 times, in line with the second quarter of 2023 and 0.4 times lower when compared to the end of 2022.

2023 Guidance

	Updated Guidance	Prior Guidance
2023 Guidance
ASM growth	~10%	~13%
Total operating revenues	~$3.2 billion	$3.2 to $3.4 billion
CASM ex fuel	~$4.8 cents	$4.7 to $4.8 cents
EBITDAR margin	~26%	29% to 31%
Net debt-EBITDAR ratio[6]	~3.5x	~2.8x

For the full-year 2023, CAPEX is expected to be approximately $300 million, net of financed fleet predelivery payments. This outlook assumes a full-year average USD/MXN rate of approximately Ps.17.75 and an average U.S. Gulf Coast jet fuel price of approximately $2.80 per gallon; it also assumes no significant unexpected disruptions related to COVID-19, macroeconomic factors, or other negative impacts on its business. The Company’s full-year 2023 outlook is based on several assumptions, including the foregoing, which are subject to change and may be outside the control of the Company. If actual results vary from these assumptions, the Company’s expectations may change. There can be no assurances that Volaris will achieve these results.

Fleet

During the third quarter, Volaris added two A321neo aircraft to its fleet, bringing the total number of aircraft to 125 as of September 30th, 2023. At the end of the quarter, Volaris’ fleet has an average age of 5.6 years and an average seating capacity of 194 passengers per aircraft. Of the total fleet, 58% of the aircraft are New Engine Option (NEO) models. Volaris plans to increase its fleet to approximately 127 aircraft by the end of 2023, considering an Airbus potential delay of at least two aircraft until 2024.

	Third Quarter			Second Quarter
Total Fleet	2023	2022	Var.	2023	Var.
CEO
A319	3	5	(2)	3	-
A320	40	40	-	40	-
A321	10	10	-	10	-
NEO
A320	51	47	4	51	-
A321	21	11	10	19	2
Total aircraft at the end of the period	125	113	12	123	2

[6] Includes short-term investments.

56

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Investors are urged to carefully read the Company’s periodic reports filed with or provided to the Securities and Exchange Commission, for additional information regarding the Company.

Investor Relations Contact:

Ricardo Martínez / ir@volaris.com

Media Contact:

Israel Álvarez / ialvarez@gcya.net

Conference Call and Webcast Details

Date:	Wednesday, October 25th, 2023
Time:	9:00 am Mexico City / 11:00 am New York (USA) (ET)
Webcast link:	Volaris Webcast (View the live webcast)
Dial-in & Live Q&A link:

Volaris Dial-in and Live Q&A

1. Click on the call link and complete the online registration form.

2. Upon registering you will receive the dial-in info and a unique PIN to join the call, as well as an email confirmation with the details.

3. Select a method for joining the call:

i. Dial-In: A dial-in number and unique PIN are displayed to connect directly from your phone.

ii. Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system.

57

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 245 and its fleet from 4 to 126 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central and South America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit: ir.volaris.com.

Forward-Looking Statements

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's full year outlook and intentions and expectations regarding the delivery schedule of aircraft on order, amount of aircrafts at year end, amount of forward bookings during the holiday season, ability to maintain the load factor, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. Additional information concerning these, and other factors is contained in the Company's US Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Supplemental Information on Non-GAAP Measures

We evaluate our financial performance by using various financial measures that are not performance measures under International Financial Reporting Standards (“non-IFRS measures”). These non-IFRS measures include CASM, CASM ex-fuel, Adjusted CASM ex-fuel, EBITDAR, Net debt-to-LTM EBITDAR and Total cash, cash equivalents, restricted cash, and short-term investments. We define CASM as total operating expenses by available seat mile. We define CASM ex-fuel as total operating expenses by available seat mile, excluding fuel expense. We define Adjusted CASM ex fuel as total operating expenses by available seat mile, excluding fuel expense, aircraft and engine variable lease expenses and sale and lease back gains. We define EBITDAR as earnings before interest, income tax, depreciation and amortization, depreciation of right of use assets and aircraft and engine variable lease expenses. We define Net debt-to-LTM EBITDAR as Net debt divided by LTM EBITDAR. We define Total cash, cash equivalents, restricted cash, and short-term investments as the sum of cash, cash equivalents, restricted cash, and short-term investments.

58

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

These non-IFRS measures are provided as supplemental information to the financial information presented in this release that is calculated and presented in accordance with International Financial Reporting Standards (“IFRS”), because we believe that they, in conjunction with the IFRS financial information, provide useful information to management’s, analysts’ and investors’ overall understanding of our operating performance.

Because non-IFRS measures are not calculated in accordance with IFRS, they should not be considered superior to and are not intended to be considered in isolation or as a substitute for the related IFRS measures presented in this release and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in the method of calculation and in the items being adjusted.

We encourage investors to review our financial statements and other filings with the Securities and Exchange Commission in their entirety for additional information regarding the Company and not to rely on any single financial measure.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In millions U.S. dollars, except otherwise indicated)	Three months ended September 30, 2023	Three months ended September 30, 2022	Variance

Total operating revenues (millions)	848	769	10.3%
Total operating expenses (millions)	809	734	10.2%
EBIT (millions)	39	35	11.4%
EBIT margin	4.6%	4.6%	0.0 pp
Depreciation and amortization (millions)	126	107	17.8%
Aircraft and engine variable lease expenses (millions)	42	32	31.3%
Net (loss) income (millions)	(39)	40	N/A
Net (loss) income margin	(4.6%)	5.2%	(9.8 pp)
(Loss) earnings per share (6):
Basic	(0.03)	0.03	N/A
Diluted	(0.03)	0.03	N/A
(Loss) earnings per ADS *:
Basic	(0.34)	0.34	N/A
Diluted	(0.33)	0.34	N/A
Weighted average shares outstanding:
Basic	1,153,301,262	1,155,533,163	(0.2%)
Diluted	1,165,651,409	1,165,048,915	0.1%
Financial Indicators
Total operating revenue per ASM (TRASM) (cents) (1)	8.37	8.22	1.8%
Average base fare per passenger	48	56	(13.2%)
Total ancillary revenue per passenger (3)	49	39	26.3%
Total operating revenue per passenger	98	95	3.0%
Operating expenses per ASM (CASM) (cents) (1)	7.98	7.85	1.7%
CASM ex fuel (cents) (1)	4.91	4.07	20.6%
Adjusted CASM ex fuel (cents) (1) (5)	4.49	3.74	20.1%
Operating Indicators
Available seat miles (ASMs) (millions) (1)	10,126	9,355	8.2%
Domestic	6,647	6,507	2.2%
International	3,479	2,848	22.2%
Revenue passenger miles (RPMs) (millions) (1)	8,744	8,007	9.2%
Domestic	5,874	5,708	2.9%
International	2,871	2,299	24.8%
Load factor (2)	86.4%	85.6%	0.7 pp
Domestic	88.4%	87.7%	0.6 pp
International	82.5%	80.8%	1.7 pp
Booked passengers (thousands) (1)	8,691	8,125	7.0%
Domestic	6,726	6,544	2.8%
International	1,965	1,581	24.3%
Departures (1)	52,387	50,586	3.6%
Block hours (1)	135,025	130,314	3.6%
Aircraft at the end of the period	125	113	12
Average aircraft utilization (block hours)	13.45	13.35	0.8%
Fuel gallons accrued (millions)	97.89	89.04	9.9%
Average economic fuel cost per gallon (4)	3.17	3.96	(19.9%)
Average exchange rate	17.06	20.24	(15.7%)
Exchange rate at the end of the period	17.62	20.31	(13.2%)
*Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share.
(1) Includes schedule and charter.
(2) Includes schedule.
(3) Includes “Other passenger revenues” and “Non-passenger revenues”.
(4) Excludes Non-creditable VAT.
(5) Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.	(6) The basic and diluted loss or earnings per share are calculated in accordance with IAS 33. Basic loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding (excluding treasury shares). Diluted loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding adjusted for dilutive effects.

59

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In U.S. dollars, except otherwise indicated)	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Variance

Total operating revenues (millions)	2,360	2,027	16.4%
Total operating expenses (millions)	2,302	2,043	12.7%
EBIT (millions)	58	(16)	N/A
EBIT margin	2.5%	(0.8%)	3.3 pp
Depreciation and amortization (millions)	365	305	19.7%
Aircraft and engine rent expenses (millions)	118	90	31.1%
Net loss (millions)	(104)	(58)	79.3%
Net loss margin	(4.4%)	(2.9%)	(1.5 pp)
Loss per share (6):
Basic	(0.09)	(0.05)	79.4%
Diluted	(0.09)	(0.05)	79.0%
Loss per ADS *:
Basic	(0.90)	(0.50)	79.4%
Diluted	(0.89)	(0.50)	79.0%
Weighted average shares outstanding:
Basic	1,152,936,177	1,155,783,240	(0.2%)
Diluted	1,165,317,093	1,165,094,503	0.0%
Financial Indicators
Total operating revenue per ASM (TRASM) (cents) (1)	8.00	7.86	1.8%
Average base fare per passenger	48	53	(9.7%)
Total ancillary revenue per passenger (3)	46	37	23.8%
Total operating revenue per passenger	93	90	4.1%
Operating expenses per ASM (CASM) (cents) (1)	7.81	7.93	(1.5%)
CASM ex fuel (cents) (1)	4.80	4.22	13.8%
Adjusted CASM ex fuel (cents) (1)(5)	4.40	3.92	12.3%
Operating Indicators
Available seat miles (ASMs) (millions) (1)	29,488	25,777	14.4%
Domestic	19,798	18,033	9.8%
International	9,690	7,744	25.1%
Revenue passenger miles (RPMs) (millions) (1)	25,161	21,891	14.9%
Domestic	17,065	15,792	8.1%
International	8,096	6,099	32.7%
Load factor (2)	85.3%	84.9%	0.4 pp
Domestic	86.2%	87.6%	(1.4 pp)
International	83.6%	78.8%	4.8 pp
Booked passengers (thousands) (1)	25,250	22,576	11.8%
Domestic	19,683	18,297	7.6%
International	5,566	4,279	30.1%
Departures (1)	153,705	142,100	8.2%
Block hours (1)	398,540	362,614	9.9%
Aircraft at the end of the period	125	113	12
Average aircraft utilization (block hours)	13.41	13.28	1.0%
Fuel gallons accrued (millions)	284.16	248.17	14.5%
Average economic fuel cost per gallon (4)	3.11	3.83	(18.8%)
Average exchange rate	17.82	20.27	(12.1%)
Exchange rate at the end of the period	17.62	20.31	(13.2%)
*Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share.
(1) Includes schedule and charter.
(2) Includes schedule.
(3) Includes “Other passenger revenues” and “Non-passenger revenues”.
(4) Excludes Non-creditable VAT.
(5) Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.	(6) The basic and diluted loss or earnings per share are calculated in
	accordance with IAS 33. Basic loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding (excluding treasury shares). Diluted loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding adjusted for dilutive effects.

60

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of U.S. dollars)	Three months ended September 30, 2023	Three months ended September 30, 2022	Variance

Operating revenues:
Passenger revenues	812	742	9.4%
Fare revenues	421	453	(7.1%)
Other passenger revenues	391	289	35.3%

Non-passenger revenues	36	27	33.3%
Other non-passenger revenues	31	24	29.2%
Cargo	5	3	66.7%

Total operating revenues	848	769	10.3%

Other operating income	-	(2)	(100.0%)
Fuel expense	312	354	(11.9%)
Landing, take-off and navigation expenses	130	94	38.3%
Salaries and benefits	99	72	37.5%
Depreciation of right of use assets	91	82	11.0%
Sales, marketing and distribution expenses	49	29	69.0%
Aircraft and engine variable lease expenses	42	32	31.3%
Other operating expenses	28	24	16.7%
Maintenance expenses	23	24	(4.2%)
Depreciation and amortization	35	25	40.0%
Operating expenses	809	734	10.2%

Operating income	39	35	11.4%

Finance income	8	4	100.0%
Finance cost	(60)	(46)	30.4%
Exchange loss, net	(21)	(2)	950.0%
Comprehensive financing result	(73)	(44)	65.9%

Loss before income tax	(34)	(9)	277.8%
Income tax (expense) benefit	(5)	49	N/A
Net (loss) income	(39)	40	N/A

61

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Variance
(In millions of U.S. dollars)
Operating revenues:
Passenger revenues	2,259	1,947	16.0%
Fare revenues	1,204	1,191	1.1%
Other passenger revenues	1,055	756	39.6%

Non-passenger revenues	101	80	26.3%
Other non-passenger revenues	87	69	26.1%
Cargo	14	11	27.3%

Total operating revenues	2,360	2,027	16.4%

Other operating income	(4)	(18)	(77.8%)
Fuel expense	888	957	(7.2%)
Landing, take-off and navigation expenses	367	277	32.5%
Salaries and benefits	286	204	40.2%
Depreciation of right of use assets	268	237	13.1%
Sales, marketing and distribution expenses	122	82	48.8%
Aircraft and engine variable lease expenses	118	90	31.1%
Other operating expenses	86	71	21.1%
Maintenance expenses	74	75	(1.3%)
Depreciation and amortization	97	68	42.6%
Operating expenses	2,302	2,043	12.7%

Operating income (loss)	58	(16)	N/A

Finance income	25	6	316.7%
Finance cost	(175)	(137)	27.7%
Exchange loss, net	(30)	(7)	328.6%
Comprehensive financing result	(180)	(138)	30.4%

Loss before income tax	(122)	(154)	(20.8%)
Income tax benefit	18	96	(81.3%)
Net loss	(104)	(58)	79.3%

62

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of Total Ancillary Revenue per Passenger

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited	Three months ended September 30, 2023	Three months ended September 30, 2022	Variance
(In millions of U.S. dollars)

Other passenger revenues	391	289	35.3%
Non-passenger revenues	36	27	33.3%
Total ancillary revenues	427	316	35.1%

Booked passengers (thousands) (1)	8,691	8,125	7.0%

Total ancillary revenue per passenger	49	39	26.3%

(1) Includes schedule and charter.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of Total Ancillary Revenue per Passenger

The following table shows the nine of the year additional detail about the components of total ancillary revenue:

Unaudited	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Variance
(In millions of U.S. dollars)

Other passenger revenues	1,055	756	39.6%
Non-passenger revenues	101	80	26.3%
Total ancillary revenues	1,156	836	38.3%

Booked passengers (thousands) (1)	25,250	22,576	11.8%

Total ancillary revenue per passenger	46	37	23.8%

(1) Includes schedule and charter.

63

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of U.S. dollars)	As of September 30, 2023 Unaudited	As of December 31, 2022 Audited

Assets
Cash, cash equivalents and restricted cash	749	712
Short-term investments	15	-
Total cash, cash equivalents, restricted cash, and short-term investments (1)	764	712
Accounts receivable, net	278	240
Inventories	17	16
Prepaid expenses and other current assets	50	33
Assets held-for-sale	-	1
Guarantee deposits	83	64
Total current assets	1,192	1,066
Rotable spare parts, furniture and equipment, net	732	479
Right of use assets	2,269	2,181
Intangible assets, net	14	13
Derivatives financial instruments	2	2
Deferred income taxes	246	208
Guarantee deposits	518	484
Other long-term assets	36	36
Total non-current assets	3,817	3,403
Total assets	5,009	4,469
Liabilities and equity
Unearned transportation revenue	412	346
Accounts payable	247	209
Accrued liabilities	163	190
Lease liabilities	366	336
Other taxes and fees payable	274	218
Income taxes payable	29	6
Financial debt	165	112
Other liabilities	15	5
Total short-term liabilities	1,671	1,422
Financial debt	402	161
Accrued liabilities	14	13
Lease liabilities	2,458	2,373
Other liabilities	319	244
Employee benefits	14	11
Deferred income taxes	-	10
Total long-term liabilities	3,207	2,812
Total liabilities	4,878	4,234
Equity
Capital stock	248	248
Treasury shares	(13)	(13)
Contributions for future capital increases	-	-
Legal reserve	17	17
Additional paid-in capital	284	283
Accumulated deficit	(260)	(156)
Accumulated other comprehensive loss	(145)	(144)
Total equity	131	235
Total liabilities and equity	5,009	4,469

(1) Non-GAAP measure.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2023

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of U.S. dollars)	Three months ended September 30, 2023	Three months ended September 30, 2022

Net cash flow provided by operating activities	145	88
Net cash flow used in investing activities	(138)	(51)
Net cash flow provided by (used in) financing activities*	87	(46)
Increase (decrease) in cash, cash equivalents and restricted cash	94	(9)
Net foreign exchange differences	-	-
Cash, cash equivalents and restricted cash at the beginning of the period	655	759
Cash, cash equivalents and restricted cash at the end of the period	749	750
*Includes aircraft rental payments of $132 million and $82 million for the three-month period ended September 30, 2023, and 2022, respectively.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited	Nine months ended September 30, 2023	Nine months ended September 30, 2022
(In millions of U.S. dollars)

Net cash flow provided by operating activities	513	446
Net cash flow used in investing activities	(350)	(27)
Net cash flow used in financing activities *	(132)	(411)
Increase in cash, cash equivalents and restricted cash	31	8
Net foreign exchange differences	6	1
Cash, cash equivalents and restricted cash at the beginning of the period	712	741
Cash, cash equivalents and restricted cash at the end of the period	749	750
*Includes aircraft rental payments of $390 million and $332 million for the nine-month period ended September 30, 2023, and 2022, respectively.

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